UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027445

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
112

SEC FILE NUMBER
8- 65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 MARKET STREET
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRIGANTE 973-376-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDNER, PAPANDON, CHILDS & DELUCCIA, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, SUITE 300, PHILADELPHIA, PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, ____________________________________ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, INC. , as of December 31, 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAROLINE PRINCE
A Notary Public of New Jersey
My Commission Expires 10/23/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. None
- X (o) Independent Auditor's Report on Internal Control Structure required by Sec Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

	Pages
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flow	5
Notes to the Financial Statements	6 - 8
Supplementary Information	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control Structure required under Rule 17A-5 of the Securities and Exchange Commission	11 - 12

GOLDNER, PAPANDON, CHILDS & DELUCCIA, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

434 E. Baltimore Pike
Media, PA 19063-3840
610-364-9900 Fax: 610-364-9700

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17s-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. at December 31, 2007, and the results of the operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldner, Papandon, Childs & DeLuccia, LLC

February 12, 2008

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 598,937
Deposits with clearing organizations and others	6,057
Receivables from broker-dealers and clearing organizations	309,203
Furniture and equipment, at cost, less accumulated depreciation of $6,307	7,398
Security deposit	2,900
Other assets	6,618
Total assets	$ 931,113

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 233,963
Total liabilities	233,963
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	100,900
Retained earnings	596,150
Total stockholders' equity	697,150
Total liabilities and stockholders' equity	$ 931,113

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2007

Revenue:	
Commission	$ 2,739,983
Interest and dividends	10,942
Miscellaneous income	42,865
	2,793,790
Expenses:	
Compensation	
Officer's	1,063,084
Staff	567,097
Payroll taxes	47,829
Employee benefits	44,573
Floor trading discrepancies	48,117
Bank and service charges	3,682
Clerks	32,739
Commissions	291,056
Communications and data processing	57,689
Contributions	1,370
Depreciation	2,042
Dues and expenses	28,571
Insurance	13,901
Occupancy costs	20,111
Office expenses	15,321
Other expenses	5,348
Professional fees	62,285
Quotron	28,683
Taxes, business and capital stock	2,077
Travel and entertainment	79,858
Vehicle costs	42,372
Write off, accounts receivable	623
	2,458,428
Net income before interest expense	335,362
Interest expense	7,147
Net income	$ 328,215

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2007	$ 100	$ 100,900	$ 286,344
Net income			328,215
Officer's medical costs			(18,409)
Balance, December 31, 2007	$ 100	$ 100,900	$ 596,150

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 328,215
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,041
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	9,602
Net receivable from broker-dealers and clearing organizations	(116,820)
Other	17,141
Increase (decrease) in operating liabilities:	
Payables and accruals	178,963
Net cash provided by operating activities	419,142
Cash flows from financing activities:	
Distribution, officer's medical insurance	(18,409)
Net cash used in financing activities	(18,409)
Increase in cash	400,733
Cash, beginning of year	198,204
Cash, end of year	$ 598,937
Supplemental cash flows disclosure:	
Interest payments	$ 7,147

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Notes to the Financial Statements
December 31, 2007

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is an investment advisor registered with the Securities and Exchange Commission. The Company is a member of the Philadelphia Stock Exchange and the National Association of Securities Dealers (NASD). JFD is a Pennsylvania Company with offices in Pennsylvania and New Jersey.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

This preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are carried at cost.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets.

Income taxes

The Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3 OPERATING LEASE COMMITMENTS

The Company leases floor space on the Philadelphia Stock Exchange, and leases a New Jersey office.

As of December 31, 2007, there were no commitments under leases in excess of twelve months.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $100,000. At December 31, 2007, the Company's "aggregate indebtedness" and "net capital" (as defined) were $233,963 and $583,581, respectively, and its aggregate indebtedness to net capital ratio was .401 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5 RETIREMENT PLAN

The Company sponsors a simple IRA plan. Under the plan, employees may deposit up to 2% of their compensation in the plan. The Company does not provide any matching funds.

NOTE 6 CONCENTRATION OF CREDIT RISK

As of December 31, 2007, the Company had cash deposits in one financial institution in excess of the maximum insurable limit. To the extent that the funds exceed the $100,000 limit, the Company has a risk factor.

SUPPLEMENTARY INFORMATION

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital:	
Total stockholders' equity	$ 697,150
Less non-allowable	
Receivables from broker-dealers, non current	89,923
Fixed assets, net	7,398
Security deposit	2,900
Prepaid expenses	6,618
	106,839
Net capital before haircuts in securities position and undue concentrations	590,311
Less haircuts and undue concentrations money market funds	6,730
Net capital	$ 583,581
Total aggregate liabilities from financial statements	$ 233,963
Adjustments	0
Adjusted aggregate liabilities	$ 233,963
Computation of basis net capital requirement	
Minium net capital required:	
Calculation	$ 15,597
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	483,581
Excess net capital at 1000 percent	560,184
Ratio: Aggregate indebtedness to net capital	.401 to 1.0
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report (amended)	$ 583,581
Difference	$ 0

JFD SECURITIES, INC.
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker - dealer. They are National Financial Services LL and LEK Securities Corporation.

Net capital	$ 583,581
Minimum net capital required:	
Calculation	15,597
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital at 1500 percent	483,581
Excess net capital at 1000 percent	560,184
Reconciliation with Company's calculation:	
Net excess capital at 1000 percent, as reported in Company's Part II (unaudited) FOCUS report (amended)	$ 583,581
Difference	$ 0

GOLDNER, PAPANDON, CHILDS & DELUCCIA, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

434 E. Baltimore Pike
Media, PA 19063-3840
610-364-9900 Fax: 610-364-9700

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of JFD Securities , Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15d3-3(d).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner and management, the SEC, NASD, the Philadelphia Stock Exchange and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldner Papandon, Childs & DeLuccia LLC

February 12, 2008

END